

Maybank



06015420

Our file ref. : GSS/M201

RECEIVED

2006 JUL 24 P 2:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : 19 July 2006
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	14 July 2006	Public Shareholdings Spread

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
General Counsel & Company Secretary

PROCESSED
JUL 24 2006
THOMSON FINANCIAL

Enc.

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dlw 7/24



Form Version 2.0

General Announcement

Submitted by **MALAYAN BANKING** on **14/07/2006 05:16:48 PM**
Reference No **MB-060714-39925**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan bin Mohd Ghazali**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PUBLIC SHAREHOLDING SPREAD

* **Contents :-**

Malayan Banking Berhad ("Maybank") is pleased to announce that it is in compliance with the public shareholding spread requirement in accordance with paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad which stipulates that a listed issuer must have at least 25% of its listed shares in the hands of a minimum of 1,000 public shareholders holding not less than 100 shares each.

Based on the Record of Depositors as at 30 June 2006, Maybank listed shares are held by 37,869 public shareholders holding not less than 100 shares each representing 46.97% of the total listed shares of Maybank.

This announcement is dated 14 July 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: